MAIL STOP 3561

September 9, 2005


Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisition Corporation
4 Becker Farm Road
Roseland, NJ  07068

      Re:	Key Hospitality Acquisition Corporation
   Amendment No. 3 to Registration Statement on
   Form S-1
   Filed August 23, 2005
   File No. 333-125009

Dear Mr. Davidson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 8

1. In risk factor 16, we note that existing stockholders may negotiate repayment of any excess expenses with or without interest.
To the extent that there is an interest rate associated with such repayment, please revise to clarify if there is any limit on such interest and how it interest would be calculated.



Use of Proceeds, page 22

2. We note the disclosure on page 23 in response to comment 15 of our letter dated July 28, 2005. Please clarify if the one percent of the gross proceeds to be paid to the underwriters will be affected by any amounts depleted from trust due to shareholder conversions. Also, it appears that the one percent payment should be included in the use of proceeds table. Lastly, describe the rationale for placing a portion of the fees into the trust account which will only be paid upon consummation of the business combination. We may have further comment.

Proposed Business, page 29

3. We reissue comment 11. Please revise to avoid repetition as the disclosure on pages 31 and 32 are repeated in your Item 401 of Regulation S-K disclosure. Consider including a cross reference.

4. We do not understand the sentence that begins on page 33 and ends at the top of page 34. The sentence contradicts itself. Please revise to clarify if finder fees can be paid to finders regardless if their "finds" result in a business combination. We reissue comment
12. To the extent that you are presented an opportunity from a non-professional finder, how will that person`s fee be determined? Does the party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

5. We note your response to comment 16. We also note the "example" that a target may be associated or affiliated with an existing stockholder and that the independent opinion would only be provided if requested by stockholders. First, clarify if only stockholders may obtain the opinion. If so, how will members of the public evaluating whether to buy your warrants or shares be able to review the opinion? Second, the example you provide is similar to the conflict discussed on page 46. On page 46, you state that if a target business is affiliated with existing stockholders you will include the independent opinion with the proxy solicitation, which is filed with the Commission. Please reconcile.

6. We note your response to comment 10. If you elect to acquire assets instead of an existing business, please revise to clarify how the "fair market value equal to 80 percent net assets" will be determined. Would only the value of the real property be considered?
Are proposed construction costs included? We note you "may" obtain an independent appraisal. Please discuss the circumstances that would lead you to utilizing an independent appraisal.



Principal Stockholders, page 47

7. We note the disclosure in the last sentence on page 48 that the purchases of warrants "demonstrate confidence" in your ultimate abilities. Please revise to explain how warrant purchases by Maxim
Group LLC (Maxim) and designees demonstrate relevant confidence in your ability to consummate a business combination or asset acquisition.

Part II

Exhibits

8. We note your response to comment 24 that if an amount greater than
10 percent is defaulted that you "may" reduce the size of the offering. Because payment and delivery are due after effectiveness, please clarify if you would file a post effective and also redistribute the prospectus containing any modified disclosure.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director


Cc:  	Jeffery Schultz
	Fax #  (212) 983-3115

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Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisitions Corporation
September 9, 2005
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